As filed with the Securities and Exchange Commission on August 1, 2005
Registration No. 333-126186

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Natural Resource Partners L.P.
(Exact Name of Registrant as Specified in its Charter)

Delaware	35-2164875
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
601 Jefferson, Suite 3600
Houston, Texas 77002
(713) 751-7507
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson, Suite 3600
Houston, Texas 77002
(713) 751-7507
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Dan A. Fleckman
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2300
Houston, Texas 77002
(713) 758-2222

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling unitholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 1, 2005
PROSPECTUS
Natural Resource Partners L.P.

4,796,920 Subordinated Units
4,796,920 Common Units

        This prospectus relates to:

•	4,796,920 subordinated units representing limited partner interests in Natural Resource Partners L.P.; and

•	4,796,920 common units representing limited partner interests in Natural Resource Partners L.P. that may be issued upon conversion of the 4,796,920 subordinated units registered herein.
      The subordinated units and the common units, which we refer to collectively in this prospectus as units, may be offered from time to time by the selling unitholder named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from any sale of units by any such selling unitholder, unless otherwise indicated in a prospectus supplement. For a more detailed discussion of the selling unitholder, please read “Selling Unitholder.”
      This prospectus describes the general terms of the units and the general manner in which the selling unitholder will offer the units. The prospectus supplement will describe the specific manner in which the selling unitholder will offer the units.
      Our common units are traded on the New York Stock Exchange under the symbol “NRP.” On July 29, 2005, the last reported sales price of our common units was $64.75 per common unit. The rights of holders of subordinated units, including the right to receive distributions, are subordinated to the rights of holders of common units. Prior to this offering, there has not been a public market for the subordinated units. We currently expect the initial public offering price of the subordinated units to be between $57 and $63 per subordinated unit. We have applied for listing of the subordinated units on the New York Stock Exchange. The price of subordinated units offered in subsequent offerings will be based on the closing price of the subordinated units on the New York Stock Exchange at the time of such offering.

       Limited partnerships are inherently different from corporations. You should carefully consider each of the factors described under “Risk Factors,” which begins on page 2 of this prospectus, before you make an investment in our securities.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

ABOUT THIS PROSPECTUS	1
ABOUT NATURAL RESOURCE PARTNERS	1
RISK FACTORS	2
Risks Related to Our Business	2
We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner	2
A substantial or extended decline in coal prices could reduce our coal royalty revenues and the value of our coal reserves	3
Our lessees’ coal mining operations are subject to operating risks that could result in lower coal royalty revenues to us	3
We depend on a limited number of primary operators for a significant portion of our coal royalty revenues, and the loss of or reduction in production from any of our major operators could reduce our coal royalty revenues	3
We may not be able to terminate our leases, and we may experience delays and be unable to replace lessees that do not make royalty payments	4
If our lessees do not manage their operations well, their production volumes and our coal royalty revenues could decrease	4
Adverse developments in the coal industry could reduce our coal royalty revenues and could substantially reduce our total revenues due to our lack of asset diversification	4
Any decrease in the demand for metallurgical coal could result in lower coal production by our lessees, which would thereby reduce our coal royalty revenues	4
We may not be able to expand and our business will be adversely affected if we are unable to replace or increase our reserves or obtain other mineral reserves through acquisitions	5
Any change in fuel consumption patterns by electric power generators resulting in a decrease in the use of coal could result in lower coal production by our lessees, which would reduce our coal royalty revenues	5
Competition within the coal industry may adversely affect the ability of our lessees to sell coal, and excess production capacity in the industry could put downward pressure on coal prices	5
Lessees could satisfy obligations to their customers with coal from properties other than ours, depriving us of the ability to receive amounts in excess of minimum royalty payments	6
Fluctuations in transportation costs and the availability or reliability of transportation could reduce the production of coal mined from our properties	6
Our reserve estimates depend on many assumptions that may be inaccurate, which could materially adversely affect the quantities and value of our reserves	6
Our lessees’ work forces could become increasingly unionized in the future	6
We may be exposed to changes in interest rates because any current borrowings under our revolving credit facility may be subject to variable interest rates based upon LIBOR.	7
A lessee may incorrectly report royalty revenues, which might not be identified by our lessee audit process or our mine inspection process or, if identified, might be identified in a subsequent period.	7
Regulatory and Legal Risks	7
Our lessees are subject to federal, state and local laws and regulations that may limit their ability to produce and sell coal from our properties	7
A substantial portion of our coal has a high sulfur content. This coal may become more difficult to sell because the Clean Air Act restricts the ability of electric utilities to burn high sulfur coal	7
The Clean Air Act affects the end-users of coal and could significantly affect the demand for our coal and reduce our coal royalty revenues	8

We may become liable under federal and state mining statutes if our lessees are unable to pay mining reclamation costs	9
The increasing cost and lack of availability of reclamation bonds that are purchased by our lessees could make it uneconomic or impossible to mine our coal	9
Restructuring of the electric utility industry could lead to reduced coal prices	9
A new lawsuit challenging the legality of an important mining permit could adversely affect our lessees’ ability to produce coal from our reserves	10
We could become liable under federal and state Superfund and waste management statutes	10
Risks Related to Our Partnership Structure	10
Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, New Gauley Coal Corporation and their affiliates may engage in substantial competition with us	10
The WPP Group, NRP Investment L.P., First Reserve and their affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment	11
Even if unitholders are dissatisfied, they cannot easily remove our general partner	12
The control of our general partner may be transferred to a third party without the consent of our subordinated unitholders or common unitholders	13
Our general partner’s absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to subordinated unitholders and common unitholders	13
We may issue additional subordinated units and common units without your approval, which would dilute your existing ownership interests	14
Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you	14
Our general partner has a limited call right that may require you to sell your subordinated units or common units at an undesirable time or price	15
Your liability may not be limited if a court finds that unitholder action constitutes control of our business	15
Tax Risks to Unitholders	15
The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you	15
A successful IRS contest of the federal income tax positions we take may adversely affect the market for our units, and the cost of any IRS contest will be borne by our unitholders and our general partner	16
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us	16
Tax gain or loss on disposition of units could be different than expected	16
Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning units that may result in adverse tax consequences to them	16
We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of our units	17
You will likely be subject to state and local taxes in states where you do not live as a result of an investment in units	17
USE OF PROCEEDS	18
DESCRIPTION OF OUR UNITS	18
Status as Limited Partner or Assignee	18
Transfer of Subordinated Units and Common Units	18
Limited Liability	19

ii

      You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. Neither we nor the selling unitholder have authorized anyone else to give you different information. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

iii

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, the selling unitholder may sell up to 4,796,920 subordinated units representing limited partner interests in Natural Resource Partners L.P. and up to 4,796,920 common units representing limited partner interests in Natural Resources L.P. and into which the subordinated units are convertible. This prospectus generally describes Natural Resource Partners L.P., the subordinated units and the common units. Each time the selling unitholder sells units with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. Therefore, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information” before you invest in our securities.
ABOUT NATURAL RESOURCE PARTNERS
      We are a limited partnership formed in April 2002, and we completed our initial public offering in October 2002. We engage principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2004, we controlled approximately 1.8 billion tons of proven and probable coal reserves in nine states.
      We do not operate any mines, but lease coal reserves to experienced mine operators under long-term leases that grant the operators the right to mine our coal reserves in exchange for royalty payments. Our lessees are generally required to make payments to us based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment. As of March 31, 2005, our reserves were subject to 157 leases with 57 lessees. In 2004, our lessees produced 48.4 million tons of coal from our properties and our coal royalty revenues were $106.5 million.
      We conduct all of our business through our wholly owned operating company, NRP (Operating) LLC, and its wholly owned subsidiaries, WPP LLC, ACIN LLC and WBRD LLC.
      Our address is 601 Jefferson, Suite 3600, Houston, Texas 77002, and our telephone number is (713) 751-7507. Our website address is www.nrplp.com. The information contained in our website is not part of this prospectus.
      As used in this prospectus, “we,” “us,” “our” and “Natural Resource Partners” mean Natural Resource Partners L.P. and, where the context requires, our operating company, NRP (Operating) LLC, and its subsidiaries.

RISK FACTORS
      Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our units. When units are offered pursuant to a prospectus supplement, additional risk factors relevant to those units may be included in the prospectus supplement.
      This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. If any of these risks occur, our business, financial condition and results of operations could be adversely affected, the trading price of our subordinated units and common units could decline and you could lose all or part of your investment.
Risks Related to Our Business

We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.
      The amount of cash we can distribute on our units principally depends upon the amount of royalties we receive from our lessees, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of coal our lessees are able to produce from our properties;

•	the price at which our lessees are able to sell coal;

•	the level of our operating costs;

•	the level of our general and administrative costs; and

•	prevailing economic conditions.
      In addition, the actual amount of cash we will have available for distribution will depend on other factors that include:

•	the costs of acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital;

•	the level of capital expenditures we make;

•	restrictions on distributions contained in our debt instruments;

•	our ability to borrow under our working capital facility to pay distributions; and

•	the amount of cash reserves established by our general partner in its sole discretion in the conduct of our business.
      You should also be aware that our ability to pay quarterly distributions each quarter depends primarily on our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and we may not make distributions during periods when we record net income.

A substantial or extended decline in coal prices could reduce our coal royalty revenues and the value of our coal reserves.
      The prices our lessees receive for their coal depend upon factors beyond their or our control, including:

•	the supply of and demand for domestic and foreign coal;

•	weather conditions;

•	the proximity to and capacity of transportation facilities;

•	worldwide economic conditions;

•	domestic and foreign governmental regulations and taxes;

•	the price and availability of alternative fuels; and

•	the effect of worldwide energy conservation measures.
      A substantial or extended decline in coal prices could materially and adversely affect us in two ways. First, lower prices may reduce the quantity of coal that may be economically produced from our properties. This, in turn, could reduce our coal royalty revenues and the value of our coal reserves. Second, even if production is not reduced, the royalties we receive on each ton of coal sold may be reduced.

Our lessees’ coal mining operations are subject to operating risks that could result in lower coal royalty revenues to us.
      Our coal royalty revenues are largely dependent on our lessees’ level of production from our coal reserves. The level of our lessees’ production is subject to operating conditions or events beyond their or our control including:

•	the inability to acquire necessary permits or mining or surface rights;

•	changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;

•	changes in governmental regulation of the coal industry or the electric utility industry;

•	mining and processing equipment failures and unexpected maintenance problems;

•	interruptions due to transportation delays;

•	adverse weather and natural disasters, such as heavy rains and flooding;

•	labor-related interruptions; and

•	fires and explosions.
      These conditions may increase our lessees’ cost of mining and delay or halt production at particular mines for varying lengths of time or permanently. Any interruptions to the production of coal from our reserves may reduce our coal royalty revenues.

We depend on a limited number of primary operators for a significant portion of our coal royalty revenues, and the loss of or reduction in production from any of our major operators could reduce our coal royalty revenues.
      We depend on a limited number of primary operators for a significant portion of our coal royalty revenues. If reductions in production by these operators are implemented on our properties and sustained, our revenues may be substantially affected. Additionally, if a lessee were to experience financial difficulty, the lessee might not be able to pay its royalty payments or continue its operations, which could materially reduce our coal royalty revenues.

We may not be able to terminate our leases, and we may experience delays and be unable to replace lessees that do not make royalty payments.
      A failure on the part of one of our lessees to make coal royalty payments could give us the right to terminate the lease, repossess the property and enforce payment obligations under the lease. If we were to repossess any of our properties, we would seek a replacement lessee. We might not be able to find a replacement lessee and, if we did, we might not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, the existing lessee could be subject to bankruptcy proceedings that could further delay the execution of a new lease or the assignment of the existing lease to another operator. If we enter into a new lease, the replacement operator might not achieve the same levels of production or sell coal at the same price as the lessee it replaced. In addition, it may be difficult for us to secure new or replacement lessees for small or isolated coal reserves, since industry trends toward consolidation favor larger-scale, higher-technology mining operations in order to increase productivity.

If our lessees do not manage their operations well, their production volumes and our coal royalty revenues could decrease.
      We depend on our lessees to effectively manage their operations on our properties. Our lessees make their own business decisions with respect to their operations within the constraints of their leases, including decisions relating to:

•	marketing of the coal mined;

•	mine plans, including the amount to be mined and the method of mining;

•	processing and blending coal;

•	credit risk of their customers;

•	permitting;

•	insurance and surety bonding;

•	acquisition of surface rights and other mineral estates;

•	employee wages;

•	coal transportation arrangements;

•	compliance with applicable laws, including environmental laws;

•	negotiations and relations with unions; and

•	mine closure and reclamation.
      If our lessees do not manage their operations well, their production could be reduced, which would result in lower coal royalty revenues to us.

Adverse developments in the coal industry could reduce our coal royalty revenues and could substantially reduce our total revenues due to our lack of asset diversification.
      Our coal royalty business generates substantially all of our revenues. Due to our lack of asset diversification, an adverse development in the coal industry would have a significantly greater impact on our financial condition and results of operations than if we owned more diverse assets.

Any decrease in the demand for metallurgical coal could result in lower coal production by our lessees, which would thereby reduce our coal royalty revenues.
      Our lessees produce a significant amount of the metallurgical coal that is used in both the U.S. and foreign steel industries. In 2004, approximately 35% of the coal royalty revenues from our properties were from metallurgical coal. The steel industry has increasingly relied on electric arc furnaces or pulverized coal processes to make steel. These processes do not use coke. If this trend continues, the amount of metallurgical coal that our lessees mine could continue to decrease. Additionally, since the amount of steel that is produced is tied to global economic conditions, a decline in those conditions could result in the decline of steel, coke and coal production. Since metallurgical coal is priced higher than steam coal, some mines on our properties may only operate profitably if all or a portion of their production is sold as metallurgical coal. If these mines are unable to sell metallurgical coal, these mines may not be economically viable and may close.

We may not be able to expand and our business will be adversely affected if we are unable to replace or increase our reserves or obtain other mineral reserves through acquisitions.
      Because our reserves decline as our lessees mine our coal, our future success and growth depend, in part, upon our ability to acquire additional coal reserves or other mineral reserves that are economically recoverable. If we are unable to replace or increase our coal reserves or acquire other mineral reserves on acceptable terms, our royalty revenues will decline as our reserves are depleted. In addition, if we are unable to successfully integrate the companies, businesses or properties we are able to acquire, our royalty revenues may decline and we could experience a material adverse effect on our business, financial condition or results of operations. If we acquire additional reserves, there is a possibility that any acquisition could be dilutive to our earnings and reduce our ability to make distributions to unitholders. Any debt we incur to finance an acquisition may also reduce our ability to make distributions to unitholders. Our ability to make acquisitions in the future also could be limited by restrictions under our existing or future debt agreements, competition from others for attractive properties or the lack of suitable acquisition candidates.

Any change in fuel consumption patterns by electric power generators resulting in a decrease in the use of coal could result in lower coal production by our lessees, which would reduce our coal royalty revenues.
      Domestic electric power generation accounts for approximately 90% of domestic coal consumption. The amount of coal consumed for domestic electric power generation is affected primarily by the overall demand for electricity, the price and availability of competing fuels for power plants, such as natural gas, nuclear, fuel oil and hydroelectric power, and environmental and other governmental regulations. We expect new power plants will be built to produce electricity. Many of these new power plants will likely be fired by natural gas because of lower construction costs compared to coal-fired plants and because natural gas is a cleaner burning fuel. The increasingly stringent requirements of the federal Clean Air Act may result in more electric power generators shifting from coal to natural-gas-fired power plants.

Competition within the coal industry may adversely affect the ability of our lessees to sell coal, and excess production capacity in the industry could put downward pressure on coal prices.
      Our lessees compete with numerous other coal producers in various regions of the United States for domestic sales. During the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Any increases in coal prices could also encourage the development of expanded capacity by new or existing coal producers. Any resulting overcapacity could reduce coal prices and therefore reduce our coal royalty revenues.
      Competition from coal with lower production costs shipped east from western coal mines has resulted in increased competition for coal sales from the Appalachian region and the Illinois Basin. This competition could result in a decrease in market share for our lessees operating in these regions and a decrease in our coal royalty revenues.

Lessees could satisfy obligations to their customers with coal from properties other than ours, depriving us of the ability to receive amounts in excess of minimum royalty payments.
      Coal supply contracts do not generally require operators to satisfy their obligations to their customers with coal mined from specific reserves. Several factors may influence a lessee’s decision to supply its customers with coal mined from properties we do not own or lease, including the royalty rates under the lessee’s lease with us, mining conditions, mining operations costs, cost and availability of transportation, and customer coal specifications. If a lessee satisfies its obligations to its customers with coal from properties we do not own or lease, production on our properties will decrease, and we will receive lower coal royalty revenues.

Fluctuations in transportation costs and the availability or reliability of transportation could reduce the production of coal mined from our properties.
      Transportation costs represent a significant portion of the total cost of coal for the customers of our lessees. Increases in transportation costs could make coal a less competitive source of energy or could make coal produced by some or all of our lessees less competitive than coal produced from other sources. On the other hand, significant decreases in transportation costs could result in increased competition for our lessees from coal producers in other parts of the country.
      Our lessees depend upon railroads, barges, trucks and beltlines to deliver coal to their customers. Disruption of those transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks and other events could temporarily impair the ability of our lessees to supply coal to their customers. Our lessees’ transportation providers may face difficulties in the future that may impair the ability of our lessees to supply coal to their customers, resulting in decreased coal royalty revenues to us.

Our reserve estimates depend on many assumptions that may be inaccurate, which could materially adversely affect the quantities and value of our reserves.
      Our reserve estimates may vary substantially from the actual amounts of coal our lessees may be able to economically recover from our reserves. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Estimates of coal reserves necessarily depend upon a number of variables and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions relate to:

•	future coal prices, operating costs, capital expenditures, severance and excise taxes, and development and reclamation costs;

•	future mining technology improvements;

•	the effects of regulation by governmental agencies; and

•	geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experiences in areas where our lessees currently mine.
      Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and these variations may be material. As a result, you should not place undue reliance on our coal reserve data that is incorporated by reference in this prospectus.

Our lessees’ work forces could become increasingly unionized in the future.
      Some of the mines on our properties are operated by unionized employees of our lessees or their affiliates. Our lessees’ employees could become increasingly unionized in the future. Some labor unions active in our lessees’ areas of operations are attempting to organize the employees of some of our lessees. If some or all of our lessees’ non-unionized operations were to become unionized, it could adversely affect their productivity, increase costs and increase the risk of work stoppages. In addition, our lessees’ operations may be adversely affected by work stoppages at unionized companies, particularly if union workers were to orchestrate boycotts against our lessees’ operations. Any further unionization of our lessees’ employees could adversely affect the stability of production from our reserves and reduce our coal royalty revenues.

We may be exposed to changes in interest rates because any current borrowings under our revolving credit facility may be subject to variable interest rates based upon LIBOR.
      Borrowings under our revolving credit facility may be subject to variable interest rates based on LIBOR. If the LIBOR rate increases, the interest payable with respect to borrowings under our revolving credit facility that are subject to variable interest rates will increase. Increased interest payments will reduce the cash available for distribution to you and may materially adversely affect our results of operations.

A lessee may incorrectly report royalty revenues, which might not be identified by our lessee audit process or our mine inspection process or, if identified, might be identified in a subsequent period.
      We depend on our lessees to correctly report the coal royalty revenues that they owe us. Although we conduct regular audits and mine inspections of our lessees, we may not discover a reporting error in the financial period to which it relates. As a result, the coal royalty revenues that we report in our financial statements may be incorrect in any given period.
Regulatory and Legal Risks

Our lessees are subject to federal, state and local laws and regulations that may limit their ability to produce and sell coal from our properties.
      Our lessees may incur substantial costs and liabilities under increasingly strict federal, state and local environmental, health and safety and endangered species laws, including regulations and governmental enforcement policies. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our lessees’ operations. Our lessees may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from their operations. If our lessees are pursued for these sanctions, costs and liabilities, their mining operations and, as a result, our coal royalty revenues could be adversely affected.
      Some species indigenous to our properties are protected under the Endangered Species Act. Federal and state legislation for the protection of endangered species may have the effect of prohibiting or delaying our lessees from obtaining mining permits and may include restrictions on road building and other mining activities in areas containing the affected species. Additional species on our properties may receive protected status, and currently protected species may be discovered within our properties. Either event could result in increased costs to us or our lessees.
      New environmental legislation, new regulations and new interpretations of existing environmental laws, including regulations governing permitting requirements and the protection of endangered species, could further regulate or tax the coal industry and may also require our lessees to change their operations significantly to incur increased costs or to obtain new or different permits, any of which could decrease our coal royalty revenues.

A substantial portion of our coal has a high sulfur content. This coal may become more difficult to sell because the Clean Air Act restricts the ability of electric utilities to burn high sulfur coal.
      Sulfur is a naturally occurring component of coal. In 1995, Phase I of the Clean Air Act required power plants to reduce their emissions of sulfur dioxide to the equivalent of approximately 2.5 pounds or less per million Btus. In 2000, Phase II of these regulations further restricted emissions to the equivalent of approximately 1.2 pounds of sulfur dioxide per million Btus. These restrictions may reduce the demand by electric utilities for high sulfur coal. Currently, electric utilities operating coal-fired plants can purchase credits that allow them to comply with the sulfur dioxide emission compliance requirements, install emission-control equipment, switch to lower sulfur fuel or reduce generating levels. Many of the power plants supplied by our lessees do not currently have emission-control equipment that reduces sulfur dioxide emissions, such as scrubbers. As of December 31, 2004, 63% of our coal reserves were not compliance coal, which is low-sulfur coal that, when burned, emits no more than 1.2 pounds of sulfur dioxide per million Btus. If our lessees’ customers, or their potential customers in our market areas, choose not to purchase our noncompliance coal, our lessees may be unable to find other buyers for this coal at current price and volume levels, which could materially adversely affect our coal royalty revenues and our ability to make distributions to our unitholders.

The Clean Air Act affects the end-users of coal and could significantly affect the demand for our coal and reduce our coal royalty revenues.
      The Clean Air Act and corresponding state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides and other compounds emitted from industrial boilers and power plants, including those that use our coal. These regulations constitute a significant burden on coal customers and stricter regulation could adversely affect the demand for and price of our coal, especially higher sulfur coal, resulting in lower coal royalty revenues.
      In July 1997, the U.S. Environmental Protection Agency, or “EPA,” adopted more stringent ambient air quality standards for particulate matter and ozone. Particulate matter includes small particles that are emitted during the coal combustion process. In a February 2001 decision, the U.S. Supreme Court largely upheld the EPA’s position, although it remanded the EPA’s ozone implementation policy for further consideration. On remand, the Court of Appeals for the D.C. Circuit affirmed the EPA’s adoption of these more stringent ambient air quality standards. As a result of the finalization of these standards, states that have not attained these standards will have to revise their State Implementation Plans to include provisions for the control of ozone precursors and particulate matter. Revised State Implementation Plans could require electric power generators to further reduce nitrogen oxide and particulate matter emissions. The potential need to achieve these emissions reductions could result in reduced coal consumption by electric power generators. Thus, future regulations regarding ozone, particulate matter and other by-products of coal combustion could restrict the market for coal and the development of new mines by our lessees. This, in turn, may result in decreased production by our lessees and a corresponding decrease in our coal royalty revenues.
      Furthermore, in October 1998, the EPA finalized a rule that will require 19 states in the Eastern United States that have ambient air quality problems to make substantial reductions in nitrogen oxide emissions by the year 2004. To achieve these reductions, many power plants will be required to install additional control measures. The installation of these measures will make it more costly to operate coal-fired power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel.
      Additionally, the U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against a number of investor-owned electric utilities and brought an administrative action against one government-owned electric utility for alleged violations of the Clean Air Act. The EPA claims that the power plants operated by these utilities have failed to obtain permits required under the Clean Air Act for facility modifications. Our lessees supply coal to some of the affected utilities, and it is possible that other of our lessees’ customers will be sued. These lawsuits could require the affected utilities to pay penalties and install pollution control equipment or undertake other emission reduction measures, which could adversely affect their demand for coal. In fact, settlements between the EPA and several utilities related to these alleged violations have resulted in the retirement of some facilities and additional capital expenditures at others. Any outcome that adversely affects our lessees’ customers and their demand for coal could adversely affect our coal royalty revenues.

      Other proposed initiatives may have an effect upon our lessees’ coal operations. One such proposal is the Bush Administration’s Clear Skies Initiative, which was announced in February 2002 and introduced into the U.S. House and Senate in February 2003 as the Clear Skies Act of 2003. As proposed, this initiative is designed to reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants. Other so-called multi-pollutant bills that could regulate additional air pollutants, including carbon dioxide, have been proposed in Congress. While the details of all of these proposed initiatives vary, there appears to be a movement towards increased regulation of a number of power plant air pollutants. If these initiatives were enacted into law, power plants could choose to shift away from coal as a fuel source to meet these requirements.
      The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, the signatories to the convention established a set of emission reduction targets for developed nations including the United States, commonly known as the Kyoto Protocol. The United States, however, has not ratified the treaty commitments, the current administration has withdrawn support for this treaty, and no comprehensive federal regulations focusing on greenhouse emissions are in place. Nevertheless, restrictions on greenhouse gas emissions, whether through ratification of the Kyoto protocol or other efforts to stabilize or reduce gas emissions, including initiatives being considered by several states, could adversely affect the price and demand for coal.
      The Clean Air Act also imposes standards on sources of hazardous air pollutants. The EPA has announced that it will regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants may be required to control hazardous air pollution emissions by approximately 2009. These controls are likely to require significant new investments in controls by power plant owners. Like other environmental regulations, these standards and future standards could result in a decreased demand for coal.

We may become liable under federal and state mining statutes if our lessees are unable to pay mining reclamation costs.
      The Surface Mining Control and Reclamation Act of 1977, or SMCRA, and state statutes adopted pursuant to SMCRA impose various permitting and operational requirements on mine operators. In addition, SMCRA assigns to operators the responsibility of restoring the land to its approximate original contour or compensating the surface owner for types of damages occurring as a result of mining operations, and requires mine operators to post performance bonds to ensure compliance with any reclamation obligations. Regulatory authorities may attempt either to assign the liabilities of our lessees to us if any of our lessees are not financially capable of fulfilling those obligations or to render us and our lessees ineligible for future mining permits until those obligations are fulfilled.

The increasing cost and lack of availability of reclamation bonds that are purchased by our lessees could make it uneconomic or impossible to mine our coal.
      In order to satisfy obligations imposed by SMCRA and state statutes, each of our lessees is required to post a reclamation bond at the time its permit to mine coal is issued. The purpose of the bond is to ensure that all reclamation work will be completed on the mine site and the amount of the bond is determined by the regulatory authority issuing the permit. Due to conditions in the insurance industry following September 11, 2001, the number of companies issuing reclamation bonds has declined substantially. As a result, the cost of these bonds has increased and in some instances the bonds are not available to mining companies. If the cost of these bonds were to increase to a level that resulted in our coal becoming uneconomic to mine, our coal royalty revenues could decline substantially.

Restructuring of the electric utility industry could lead to reduced coal prices.
      A number of states and the District of Columbia have passed legislation to allow retail price competition in the electric utility industry. If ultimately implemented at both the state and federal levels, restructuring of the electric utility industry is expected to compel electric utilities to be more aggressive in developing and defending market share, to be more focused on their pricing and cost structures and to be more flexible in reacting to changes in the market. We believe that a fully competitive electricity market may put downward pressure on fuel prices, including coal, because electric utilities will be competing with other suppliers and will no longer necessarily be able to pass increased fuel costs on to their customers. In addition, some of these initiatives may or do mandate the increased use of alternative or renewable fuels as alternatives to burning fossil fuels. Lower coal prices or mandatory use of alternative fuels could reduce our lessees’ coal production and our coal royalty revenues.

A new lawsuit challenging the legality of an important mining permit could adversely affect our lessees’ ability to produce coal from our reserves.
      The surface mining of coal requires a permit under Section 404 of the Clean Water Act for the disposal into fills of the overburden created by the mining process. In March 2002, the Army Corps of Engineers issued Nationwide Permit 21 under Section 404 to allow mining companies to discharge into fills without obtaining individual permits under the Clean Water Act. The legality of that permitting scheme has been challenged in a lawsuit filed in October 2003 by the Ohio Valley Environmental Coalition and several other citizens groups. This lawsuit is the latest in a series of lawsuits filed in the United States District Court in West Virginia by citizens groups challenging the legality of various aspects of the regulatory scheme for the permitting of surface coal mining, especially mountaintop removal coal mining. Although the first two lawsuits were successful at the district court level, the Fourth Circuit Court of Appeals overturned both decisions.
      The most recent lawsuit alleges that a nationwide permit cannot lawfully be issued under Section 404 for the surface mining of coal and that the Corps of Engineers failed to comply with the requirements of the National Environmental Policy Act in the adoption of Nationwide Permit 21. On July 8, 2004, the district court invalidated the future use of Nationwide Permit 21 in the southern judicial district of West Virginia and enjoined the use of the permit at sites already authorized to use it where certain levels of activities had not already started by that date. As a result, our lessees’ coal mining costs could increase and they could mine less coal, which would adversely affect our coal royalty revenues.
      A similar lawsuit has been filed in the United States District Court for the Eastern District of Kentucky, but the court has not rendered a decision.

We could become liable under federal and state Superfund and waste management statutes.
      The Comprehensive Environmental Response, Compensation and Liability Act, known as CERCLA or “Superfund,” and similar state laws create liabilities for the investigation and remediation of releases and threatened releases of hazardous substances to the environment and damages to natural resources. As landowners, we are potentially subject to liability for these investigation and remediation obligations.
Risks Related to Our Partnership Structure

Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, New Gauley Coal Corporation and their affiliates may engage in substantial competition with us.
      We rely on the employees of our general partner’s affiliates, including the Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership and New Gauley Coal Corporation, which we refer to collectively as the WPP Group, to conduct our business. Although the WPP Group and its affiliates have agreed in the omnibus agreement to some restrictions on their ability to compete with us in the leasing of coal reserves, these restrictions are subject to numerous exceptions that will enable the WPP Group and its affiliates to engage in substantial competition with us should they choose to do so. The partnership agreement provides that engaging in competitive activities by the WPP Group and its affiliates that are not prohibited by the omnibus agreement will not constitute a breach of their fiduciary duties to us or the unitholders. To the extent that the WPP Group or its affiliates compete with us, our growth prospects may be reduced and our results of operations and financial condition may be materially adversely affected. Furthermore, the WPP Group and its affiliates may have information regarding our operations and business strategies that may give them an advantage in competing with us that a third-party competitor would not have.
      The exceptions to the noncompete obligations of the WPP Group and its affiliates include the following:

•	The WPP Group and its affiliates may lease their owned coal reserves within the United States to affiliates. For example, a member of the WPP Group or one of its subsidiaries may acquire new coal reserves and lease them directly to an operating subsidiary and collect royalties on the lease without offering us the opportunity to acquire these reserves.

•	The WPP Group and its affiliates may compete with us as long as the fair market value of the assets of any competing business are $10 million or less; provided, that the total value of all competing businesses do not exceed $75 million. In addition, any coal reserves that are owned and unleased at the time of the closing of the offering that are subsequently leased to third parties will not be considered in calculating the $75 million limitation.

•	In certain circumstances, the WPP Group and its affiliates will be required to offer a competing business to us for purchase, but if they make a good faith decision in their sole discretion not to accept our offer, they will be able to continue to own and operate the business in competition with us. There is no provision in the omnibus agreement requiring the WPP Group or its affiliates to sell the business to us at a fair market value determined by a third party investment banking firm or appraiser.

•	There is no restriction on the ability of the WPP Group and its affiliates to compete with us in the ownership and operation of other businesses, including the leasing of other mineral properties such as oil and gas and iron ore. It is our strategy to diversify into the acquisition of mineral properties in addition to coal properties.

•	There is no restriction on the ability of the WPP Group and its affiliates to own a noncontrolling equity interest in a competing business, including an economic stake that is greater than their stake in us.
      If the WPP Group or its affiliates ceases to participate in the control of our general partner, then the relevant entity it will no longer be bound by the noncompetition provisions of the omnibus agreement.
      In addition, First Reserve Fund IX, L.P., First Reserve GP IX, Inc., First Reserve Corporation and their affiliates, which are affiliates of the selling unitholder, which owns approximately 42% of our subordinated units and which we refer to collectively as First Reserve, may compete with us without any limitations.

The WPP Group, NRP Investment L.P., First Reserve and their affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.
      The WPP Group and its affiliates own approximately 40% of our common and subordinated units and together own and control our general partner. In addition, the selling unitholder, which is an affiliate of First Reserve, owns approximately 42% of our subordinated units and has the right to elect two directors to the board of our general partner. Conflicts of interest may arise between the WPP Group, First Reserve and their affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of the unitholders. These conflicts include, among others, the following situations:

•	Some officers of the WPP Group, who will provide services to us, will also devote significant time to the businesses of the WPP Group and will be compensated by the WPP Group for the services they provide.

•	Neither the partnership agreement nor any other agreement requires the WPP Group and its affiliates or First Reserve to pursue a business strategy that favors us. The directors and officers of the WPP Group and its affiliates have a fiduciary duty to make decisions in the best interests of their limited partners and shareholders, and the directors of First Reserve and its affiliates have a fiduciary duty to make decisions in the best interests of their shareholders and partners.

•	As described above, the WPP Group, First Reserve and their affiliates may engage in substantial competition with us.

•	Our general partner is allowed to take into account the interests of parties other than us, such as the WPP Group, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to the unitholders.

•	Our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. As a result of purchasing units, you are deemed to consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law.

•	Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional limited partner interests and reserves, each of which can affect the amount of cash that is distributed to unitholders.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	In some instances, our general partner may cause us to borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Even if unitholders are dissatisfied, they cannot easily remove our general partner.
      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Neither our general partner nor the board of directors of GP Natural Resource Partners LLC were elected by the unitholders, and neither the common unitholders nor the subordinated unitholders will have the right to elect our general partner or the board of directors of GP Natural Resource Partners LLC on an annual or other continuing basis.
      The eight-member board of directors of our general partner is elected by Robertson Coal Management LLC, which is wholly owned by Corbin J. Robertson, Jr., our chief executive officer and chairman and an affiliate of the WPP Group and NRP Investment L.P. The selling unitholder, which is indirectly controlled by First Reserve, has the right to designate two members of the board. The selling unitholder will lose its right to designate directors when it owns less than 5% of our issued and outstanding units, including both common and subordinated units, and less than 20% of its current holdings, which consist of 4,796,920 subordinated units. Although our general partner has a fiduciary duty to manage our business in a manner beneficial to us and the unitholders, the directors of our general partner have a fiduciary duty to manage the general partner in a manner beneficial to its sole member, Robertson Coal Management LLC.
      Furthermore, if subordinated unitholders or common unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. First, our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because affiliates of the general partner control approximately 40% of all the outstanding units, the general partner currently cannot be removed without the consent of the general partner and its affiliates. Also, if our general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.
      Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.
      Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of subordinated unitholders and common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence, the manner or direction of management.
      As a result of these provisions, the price at which our common units and our subordinated units will trade may be lower because of the absence or reduction of a takeover premium in the takeover price.

The control of our general partner may be transferred to a third party without the consent of our subordinated unitholders or common unitholders.
      Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owners of our general partner or its general partner, GP Natural Resource Partners LLC, from transferring their ownership interest in the general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby influence the decisions taken by the board of directors and officers.

Our general partner’s absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to subordinated unitholders and common unitholders.
      Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, the partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will reduce the amount of cash available for distribution to subordinated unitholders and common unitholders.

We may issue additional subordinated units and common units without your approval, which would dilute your existing ownership interests.
      During the subordination period our general partner may cause us to issue an unlimited number of subordinated units and up to 5,676,829 additional common units without your approval. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without your approval, in a number of circumstances, such as:

•	the issuance of common units in connection with acquisitions or capital improvements that our general partner determines would increase cash flow from operations per unit on a pro forma basis;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances;

•	the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner;

•	the issuance of common units under our incentive plans; or

•	issuances of common units to repay up to $25 million of certain indebtedness.
      After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. Our partnership agreement does not give the subordinated unitholders or the common unitholders the right to approve our issuance at any time of additional subordinated units or any other equity securities ranking junior to the common units.
      The issuance of additional subordinated units, additional common units or other equity securities of equal or senior rank will have the following effects upon the subordinated unitholders:

•	your proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the risk that subordinated unitholders will bear a shortfall in the payment of the minimum quarterly distribution will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the subordinated units may decline.
      The issuance of additional common units or other equity securities of equal or senior rank will have the following effects upon the common unitholders:

•	your proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.
      Prior to making any distribution on the subordinated units or the common units, we will reimburse our general partner and its affiliates, including its officers and directors, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to pay cash distributions to you. Our general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may provide us with other services for which we will be charged fees as determined by our general partner.

Our general partner has a limited call right that may require you to sell your subordinated units or common units at an undesirable time or price.
      If, at any time, our general partner and its affiliates own more than 80% of either the subordinated units or the common units then outstanding, our general partner has the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining subordinated units or the common units, as the case may be, at a price not less than the then-current market price of such units. As a result, you may be required to sell your subordinated units or common units at an undesirable time or price and may therefore not receive any return on your investment. You may also incur tax liability upon a sale of your subordinated units or common units.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.
      A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. While our partnership is organized under Delaware law, we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	a court determines that your right to act with other subordinated unitholders or common unitholders to remove or replace the general partner, to approve some amendment to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.
      In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.
Tax Risks to Unitholders
      You should read “Material Tax Consequences” for a full discussion of the expected material federal income tax consequences of owning and disposing of units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.
      The after-tax economic benefit of an investment in the units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.
      If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you may be taxed again as corporate dividends, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. If we were treated as a corporation, there would be a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of our units.

      Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for our units, and the cost of any IRS contest will be borne by our unitholders and our general partner.
      We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner, and these costs will reduce our cash available for distribution.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.
      You will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on disposition of units could be different than expected.
      If you sell your units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those units. Prior distributions to you in excess of the total net taxable income you were allocated for a unit, which decreased your tax basis in that unit, will, in effect, become taxable income to you if the unit is sold at a price greater than your tax basis in that unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning units that may result in adverse tax consequences to them.
      Investment in units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, a significant amount of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, may be unrelated business taxable income and will be taxable to such a unitholder. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment. For taxable years beginning on or before the date of enactment, very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding tax at the highest effective tax rate applicable to individuals, and non-U.S. unitholders will be required to file federal income tax returns and pay tax on their share of our taxable income.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of our units.
      Because we cannot match transferors and transferees of units, we adopt depreciation and amortization positions that may not conform with all aspects of applicable Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a unitholder. It also could affect the timing of these tax benefits or the amount of gain from a sale of units and could have a negative impact on the value of the units or result in audit adjustments to the unitholder’s tax returns.

You will likely be subject to state and local taxes in states where you do not live as a result of an investment in units.
      In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We own assets and do business in Alabama, Georgia, Illinois, Indiana, Kentucky, Maryland, Montana, North Carolina, North Dakota, Tennessee, Virginia and West Virginia. Each of these states currently imposes a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the units.

USE OF PROCEEDS
      Unless otherwise provided in a prospectus supplement, we will not receive any proceeds from the sale of units by the selling unitholder.
DESCRIPTION OF OUR UNITS
Status as Limited Partner or Assignee
      Except as described under “— Limited Liability,” the subordinated units and the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.
Transfer of Subordinated Units and Common Units
      Each purchaser of subordinated units and common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of subordinated units or common units:

•	becomes the record holder of the subordinated units or the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that he has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of the general partner and any liquidator of our partnership as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.
      An assignee will become a substituted limited partner of our partnership for the transferred units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
      Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
      Subordinated units and common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased subordinated units or common units. A purchaser of subordinated units or common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the subordinated unit or common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased subordinated units or common units.
      Thus, a purchaser of subordinated units or common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the subordinated units or common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of subordinated units and common units.
      Until a subordinated unit or common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Limited Liability
      Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his subordinated units or common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as the general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.
      Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.
      Our subsidiaries currently conduct business in twelve states: Alabama, Georgia, Illinois, Indiana, Kentucky, Maryland, Montana, North Carolina, North Dakota, Tennessee, Virginia and West Virginia. Maintenance of limited liability for Natural Resource Partners as the sole member of the operating company, may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our member interest in the operating company or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner as our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Meetings; Voting
      Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Subordinated units and common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the subordinated units and common units will not be voted, except that, in the case of subordinated units or common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those subordinated units and common units in the same ratios as the votes of limited partners on other units are cast.
      Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.
      Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Subordinated units and common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the partnership agreement, subordinated units will vote together with common units as a single class.
      Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of subordinated units or common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Matters Requiring Approval of Subordinated and Common Units
      During the subordination period, our partnership agreement requires us to secure the approval of a majority of the outstanding subordinated units, voting as a class, and the majority of the outstanding common units, excluding common units held by our general partner and its affiliates, voting as a class, in order to approve certain actions. These actions include:

•	the issuance of more than 5,676,829 additional common units during the subordination period other than in certain situations, including in connection with accretive acquisitions and construction projects, unit splits, and the conversion of the subordinated units;

•	the issuance of any additional securities that are (a) entitled to receive cash distributions before the common units have received the minimum quarterly distribution and any arrearages or (b) allocated net termination gain before the common units;

•	the merger of the partnership or the sale by the general partner of all or substantially all of our assets or our subsidiaries’ assets;

•	any amendment to the operating agreement of our operating company, NRP (Operating) LLC, or any action taken by NRP (Operating) LLC, if such amendment or action would materially adversely affect the limited partners or any class thereof;

•	the election of a successor general partner if our partner withdraws from the partnership;

•	in certain circumstances, dissolving or reconstituting the partnership; and

•	certain amendments to the partnership agreement;
After the subordination period is over, the taking of any of these actions requires approval of the majority of the outstanding common units.
      In addition, the approval of at least 66 2/3% of the outstanding subordinated units and common units, including units held by our general partner and its affiliates, voting as a single class, is required to remove the general partner at any time.
Books and Reports
      Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
      We will furnish or make available to record holders of subordinated units common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
      We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
      Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

      Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.
Summary of Partnership Agreement
      A summary of the important provisions of our partnership agreement, many of which apply to holders of subordinated units and common units, is included in reports filed with the SEC and incorporated by reference in this prospectus.
Matters Applicable Only to Subordinated Units
      The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders of subordinated units to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to our general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then, to the extent there is available cash remaining, will be distributed to the holders of subordinated units. Please read “Cash Distribution Policy.”
      We have applied for listing of the subordinated units on the New York Stock Exchange.
      The transfer agent and registrar for our subordinated units is American Stock Transfer and Trust Company.

Conversion of Subordinated Units
      The subordination period generally extends until the first day of any quarter beginning after September 30, 2007 in which each of the following events occur:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      Before the end of the subordination period, 25% of the subordinated units will convert early into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after September 30, 2005 and 25% of the subordinated units will convert early into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after September 30, 2006 if at the end of the applicable quarter each of the following three events occurs:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
provided, however, that the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.

      Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if NRP (GP) LP is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and each outstanding subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Voting Rights
      Holders of subordinated units will sometimes vote as a single class together with the holders of common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with the removal of our general partner;

•	a dissolution or reconstitution of our partnership;

•	a merger of our partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.
      The subordinated units are not entitled to vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

•	the affirmative vote of 66 2/3% of all outstanding units voting as a single class; and

•	the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.
      Under the partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially and adversely affect unitholders without the approval of any unitholders.

Distributions upon Liquidation
      If we liquidate during the subordination period, in some circumstances holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per-unit difference will be dependent upon the amount of gain or loss recognized by us in liquidating our assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation of our partnership.
Matters Applicable Only to Common Units
      The common units represent limited partner interests in Natural Resource Partners that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, holders of subordinated units, and our general partner in and to partnership distributions, together with a description of the circumstances under which subordinated units convert into common units, read “Cash Distributions” in this prospectus.
      Our outstanding common units are listed on the New York Stock Exchange under the symbol “NRP.”
      The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.
Matters Requiring Approval of Common Units
      Certain actions to be taken by our general partner must be approved by the holders of the common units, excluding the common units held by our general partner and its affiliates. These actions include:

•	the withdrawal of the general partner prior to September 30, 2012;

•	the general partner’s transfer of its general partner interest in us to a third party prior to September 30, 2012, except in specific circumstances relating to the general partner’s merger, consolidation, or the sale of substantially all its assets; and

•	the transfer of the incentive distribution rights to a third party prior to September 30, 2012.

CASH DISTRIBUTIONS
Distributions of Available Cash
      General. Within approximately 45 days after the end of each quarter, we will distribute all available cash to unitholders of record on the applicable record date.
      Definition of Available Cash. Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves that the general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.
      Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.5125 per quarter, or $2.05 per year, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of fees and expenses, including reimbursements to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facility.
Operating Surplus and Capital Surplus
      General. All cash distributed to unitholders will be characterized either as operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus.
      Maintenance capital expenditures are capital expenditures made to maintain, over the long term, the operating capacity of our assets as they existed at the time of the expenditure. Expansion capital expenditures are capital expenditures made to increase over the long term the operating capacity of our assets as they existed at the time of the expenditure. The general partner has the discretion to determine how to allocate a capital expenditure for the acquisition or expansion of coal reserves between maintenance capital expenditures and expansion capital expenditures, and its good faith allocation will be conclusive. Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but expansion capital expenditures do not.
      Definition of Operating Surplus. For any period, operating surplus generally means:

•	our cash balance on the closing date of our initial public offering; plus

•	$15.0 million (as described below); plus

•	all of our cash receipts since the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

•	all of our operating expenses since the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.
      Definition of Capital Surplus. Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; or

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.
      Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $15 million of cash we receive in the future from non-operating sources, such as assets sales, issuances of securities and long-term borrowings, which would otherwise be considered distributions of capital surplus. Any distributions of capital surplus would trigger certain adjustment provisions in our partnership agreement as described below. Please read “— Distributions From Capital Surplus” and “— Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.”
Subordination Period
      General. During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.5125 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
      Definition of Subordination Period. The subordination period will generally extend until the first day of any quarter beginning after September 30, 2007 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      Early Conversion of Subordinated Units. Before the end of the subordination period, 50% of the subordinated units, or up to 5,676,829 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to partners in respect of any quarter ending on or after:

•	September 30, 2005 with respect to 25% of the subordinated units; and

•	September 30, 2006 with respect to 25% of the subordinated units.
      The early conversions will occur if at the end of the applicable quarter each of the following three tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three immediately preceding, non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      However, the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.
      Definition of Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.
      Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
      Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if the unitholders remove the general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of this removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash from Operating Surplus During the Subordination Period
      Natural Resource Partners will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.
Distributions of Available Cash from Operating Surplus After the Subordination Period
      Natural Resource Partners will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.
Incentive Distribution Rights
      Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner and members and affiliates of the WPP Group currently hold 65% and 35%, respectively, of the incentive distribution rights. The WPP Group and its affiliates may transfer these rights, but our general partner may only transfer these rights separately from its general partner interest in accordance with restrictions in the partnership agreement.
      If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.5625 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.6625 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.7625 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner.
      In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.
Percentage Allocations of Available Cash from Operating Surplus
      The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions

	Total Quarterly Distribution		General	Holders of Incentive
	Target Amount	Unitholders	Partner	Distribution Rights

Minimum Quarterly Distribution	up to $0.5125	98%	2%	—
First Target Distribution	above $0.5125 up to $0.5625	98%	2%	—
Second Target Distribution	above $0.5625 up to $0.6625	85%	2%	13%
Third Target Distribution	above $0.6625 up to $0.7625	75%	2%	23%
Thereafter	above $0.7625	50%	2%	48%
Distributions from Capital Surplus
      Natural Resource Partners will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in the initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
      Effect of a Distribution from Capital Surplus. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
      Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero and we will make all future distributions from operating surplus, with 50% being paid to the holders of units, and 50% to the general partner.
Adjustment of Minimum Quarterly Distribution and Target Distribution Levels
      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the number of additional common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.
      For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.
      In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.
Distributions of Cash Upon Liquidation
      If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
      The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon the liquidation of Natural Resource Partners to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon liquidation of Natural Resource Partners to enable the holder of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

      Manner of Adjustment for Gain. The manner of the adjustment is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price; plus

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price on that subordinated unit; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 98% to the units, pro rata, and 2% to the general partner, pro rata, for each quarter of our existence;

•	Fifth, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 85% to the unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner for each quarter of our existence;

•	Sixth, 75% to all unitholders, pro rata, and 23% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that was distributed 75% to the unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata and 2% to the general partner for each quarter of our existence;

•	Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata and 2% to the general partner.

      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.
      Manner of Adjustment for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner until the capital accounts of the holders of the subordinated units have been reduced to zero;

•	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.
      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
      Adjustments to Capital Accounts Upon the Issuance of Additional Units. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or distributions of property or upon liquidation in a manner which results, to the extent possible, in the capital account balance of the general partner equaling the amount which would have been in its capital account if no earlier positive adjustments to the capital accounts had been made.

MATERIAL TAX CONSEQUENCES
      This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, insofar as it relates to United States federal income tax matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Natural Resource Partners and its direct subsidiary, NRP (Operating) LLC.
      This section does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of the units.
      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us and our general partner.
      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
      For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “— Disposition of Units — Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).
Partnership Status
      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.
      Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income

Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the marketing of coal. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 1% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.
      No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Natural Resource Partners will be classified as a partnership and the operating company will be disregarded as an entity separate from Natural Resource Partners for federal income tax purposes.
      In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which counsel has relied are:

•	Neither Natural Resource Partners nor the operating company has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
      If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
      If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
      The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that Natural Resource Partners will be classified as a partnership for federal income tax purposes.

Limited Partner Status
      Unitholders who have become limited partners of Natural Resource Partners will be treated as partners of Natural Resource Partners for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

•	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of Natural Resource Partners for federal income tax purposes.
      As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.
      A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”
      Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Natural Resource Partners for federal income tax purposes.
Tax Consequences of Unit Ownership
      Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
      Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “— Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”
      A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange
      Basis of Units. A unitholder’s initial tax basis for his units is the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Units — Recognition of Gain or Loss.”
      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
      In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
      A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.
      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
      Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.
      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
      Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
      Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.
      Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
      Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Units — Recognition of Gain or Loss.”
      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
      Tax Rates. In general, the highest effective United States federal income tax rate for individuals currently is 35% and the maximum United States federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.
      Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“unit basis”) and (2) his Section 743(b) adjustment to that basis.
      Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury regulations. Please read “— Tax Treatment of Operations — Uniformity of Units.”
      Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unit basis of the property, or treat that portion as non-amortizable to the extent attributable to property the unit basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to unit basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Tax Treatment of Operations — Uniformity of Units.”
      A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.
      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”
      Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”
      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”
      The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.
      Coal Income. Section 631 of the Internal Revenue Code provides special rules by which gains or losses on the sale of coal may be treated, in whole or in part, as gains or losses from the sale of property used in a trade or business under Section 1231 of the Internal Revenue Code. Specifically, Section 631(c) provides that if the owner of coal held for more than one year disposes of that coal under a contract by virtue of which the owner retains an economic interest in the coal, the gain or loss realized will be treated under Section 1231 of the Internal Revenue Code as gain or loss from property used in a trade or business. Section 1231 gains and losses may be treated as capital gains and losses. Please read “— Sales of Coal Reserves.” In computing gain or loss, the amount realized is reduced by the adjusted depletion basis in the coal, determined as described in “— Coal Depletion.” For purposes of Section 631(c), the coal generally is deemed to be disposed of on the day on which the coal is mined. Further, Treasury regulations promulgated under Section 631 provide that advance royalty payments may also be treated as proceeds from sales of coal to which Section 631 applies and, therefore, such payment may be treated as capital gain under Section 1231. However, if the right to mine the related coal expires or terminates under the contract that provides for the payment of advance royalty payments or such right is abandoned before the coal has been mined, we may, pursuant to the Treasury regulations, file an amended return that reflects the payments attributable to unmined coal as ordinary income and not as received from the sale of coal under Section 631.
      Our royalties from coal leases generally will be treated as proceeds from sales of coal to which Section 631 applies. Accordingly, the difference between the royalties paid to us by the lessees and the adjusted depletion basis in the extracted coal generally will be treated as gain from the sale of property used in a trade or business, which may be treated as capital gain under Section 1231. Please read “— Sales of Coal Reserves.” Our royalties that do not qualify under Section 631(c) generally will be taxable as ordinary income in the year of sale.
      Coal Depletion. In general, we are entitled to depletion deductions with respect to coal mined from the underlying mineral property. We generally are entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for coal is 10%. If Section 631(c) applies to the disposition of the coal, however, we are not eligible for percentage depletion. Please read “— Coal Income.”
      Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Depletion deductions can, however, exceed the total tax basis of the mineral property. The excess of our percentage depletion deductions over the adjusted tax basis of the property at the end of the taxable year is subject to tax preference treatment in computing the alternative minimum tax. Please read “— Tax Consequences of Unit Ownership — Alternative Minimum Tax.” In addition, a corporate unitholder’s allocable share of the amount allowable as a percentage depletion deduction for any property will be reduced by 20% of the excess, if any, of that partner’s allocable share of the amount of the percentage depletion deductions for the taxable year over the adjusted tax basis of the mineral property as of the close of the taxable year.
      Sales of Coal Reserves. If any coal reserves are sold or otherwise disposed of in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by the purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether our coal reserves sold are held by us:

•	for sale to customers in the ordinary course of business (i.e., we are a “dealer” with respect to that property),

•	for use in a trade or business within the meaning of Section 1231 of the Internal Revenue Code or

•	as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.
      In determining dealer status with respect to coal reserves and other types of real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property and sale in question.
      We intend to hold our coal reserves for the purposes of generating cash flow from coal royalties and achieving long-term capital appreciation. Although our general partner may consider strategic sales of coal reserves consistent with achieving long-term capital appreciation, our general partner does not anticipate frequent sales, nor significant marketing, improvement or subdivision activity in connection with any strategic sales. In light of the factual nature of this question, however, there is no assurance that our purposes for holding our properties will not change and that our future activities will not cause us to be a “dealer” in coal reserves.
      If we are not a dealer with respect to our coal reserves and we have held the disposed property for more than a one-year period primarily for use in our trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Internal Revenue Code. If we have not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.
      A unitholder’s distributive share of any Section 1231 gain or loss generated by us will be aggregated with any other gains and losses realized by that unitholder from the disposition of property used in the trade or business, as defined in Section 1231(b) of the Internal Revenue Code, and from the involuntary conversion of such properties and of capital assets held in connection with a trade or business or a transaction entered into for profit for the requisite holding period. If a net gain results, all such gains and losses will be long-term capital gains and losses; if a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior net Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.
      If we are not a dealer with respect to our coal reserves and that property is not used in a trade or business, the property will be a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code. Gain or loss recognized from the disposition of that property will be taxable as capital gain or loss, and the character of such capital gain or loss as long-term or short-term will be based upon our holding period in such property at the time of its sale. The requisite holding period for long-term capital gain is more than one year.
      Upon a disposition of coal reserves, a portion of the gain, if any, equal to the lesser of (i) the depletion deductions that reduced the tax basis of the disposed mineral property plus deductible development and mining exploration expenses, or (ii) the amount of gain recognized on the disposition, will be treated as ordinary income to us.
      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Units
      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
      Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.
      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which may be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.
      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.
      Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
      Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
      The use of this method may not be permitted under existing Treasury regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be real located among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury regulations.
      A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
      Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfer of units and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties.
      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
      Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

      We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unit basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the unit basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a unit basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Units — Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
      Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. A significant portion of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
      A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for taxable years beginning after October 22, 2004.
      Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

      In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement appoints the general partner as our Tax Matters Partner.
      The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is

(1) a person that is not a United States person,

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial evaluation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority,” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
      If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us.
      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
      Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “— Information Returns and Audit Procedures” above.
      Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially grater amounts than described above at “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.
      We do not expect to engage in any reportable transactions.
State, Local and Other Tax Considerations
      In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently own assets and do business in Alabama, Georgia, Illinois, Indiana, Kentucky, Maryland, Montana, North Carolina, North Dakota, Tennessee, Virginia and West Virginia, all of which impose income taxes. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, we strongly recommend that each prospective unitholder consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS
      An investment in us by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(c) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors.” The person with investment discretion with respect to the assets of an employee benefit plan (a “fiduciary”) should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.
      Section 406 of ERISA and Section 4975 of the Internal Revenue Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
      In addition to considering whether the purchase of limited partnership units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Pursuant to these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an “Operating Partnership” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by our general partner, its affiliates and certain other persons) is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as governmental plans). Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).
      Plan fiduciaries contemplating a purchase of limited partnership units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

SELLING UNITHOLDER
      This prospectus covers the offering for resale of up to 4,796,920 subordinated units, including the 4,796,920 common units into which the common units are convertible, by FRC-WPP NRP Investment L.P., the selling unitholder. The selling unitholder, a Delaware limited partnership, has two limited partners: FRC-NRP A.V. Holdings L.P., an affiliate of First Reserve Fund IX, L.P., and FRC-WPP Investment L.P., an affiliate of Corbin J. Robertson, Jr. The general partner of the selling unitholder is FRC-WPP GP LLC, a Delaware limited liability company controlled by affiliates of First Reserve.
      The selling unitholder currently has the right to nominate two of our directors. In addition, First Reserve holds a significant interest in Alpha Natural Resources, which is one of our largest lessees, and holds a significant interest in Foundation Coal, Inc., which controls the lessee on our Kingston Property in West Virginia. The selling unitholder acquired the subordinated units from Arch Coal, Inc. in December 2003 in a transaction exempt from the Securities Act of 1933, as amended. The selling unitholder is neither a broker-dealer nor an affiliate of a broker-dealer. As used in this prospectus, “selling unitholder” includes donees, pledgees, transferees, distributees or other successors-in-interest that sell units received after the date of this prospectus from the named selling unitholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling unitholder will bear all costs, expenses and fees in connection with the registration of the units offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the units will be borne by the selling unitholder. This prospectus may also be used to offer any common units into which the subordinated units may convert. The following table sets forth information relating to the selling unitholder’s beneficial ownership of our subordinated units and common units:

	Number of	Number of
	Subordinated Units	Common Units
Selling Unitholder	Owned	Owned

FRC-WPP NRP Investment L.P.	4,796,920	None
      The applicable prospectus supplement will set forth, with respect to the selling unitholder:

•	the nature of the position, office or other material relationship that the selling unitholder will have had within the prior three years with us or any of our affiliates, if not already described above;

•	the number of subordinated units and common units, if any, owned by the selling unitholder prior to the offering;

•	the number of subordinated units and common units, if any, to be offered for the selling unitholder’s account; and

•	the number and (if one percent or more) the percentage of the outstanding subordinated units and common units to be owned by the selling unitholder after the completion of the offering.

PLAN OF DISTRIBUTION
      We are registering subordinated units and common units that may be issued upon conversion of the subordinated units on behalf of selling unitholder or any of its donees, pledgees, distributees or other successors-in-interest. Distribution of any subordinated units or common units to be offered by the selling unitholder may be effected from time to time in one or more transactions (which may involve block transactions):

•	on the New York Stock Exchange;

•	in the over-the-counter market;

•	in underwritten transactions;

•	in transactions otherwise than on the New York Stock Exchange or in the over-the-counter market; or

•	in a combination of any of these transactions.
      The transactions may be effected by the selling unitholder at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling unitholder may offer their shares through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling unitholder or the purchasers of the shares for whom they act as agent. The selling unitholder may engage in short sales, short sales against the box, puts and calls and other transactions in our securities, or derivatives thereof, and may sell and deliver their subordinated units or common units in connection with those transactions. In addition, the selling unitholder may from time to time sell their subordinated units or common units in transactions permitted by Rule 144 under the Securities Act.
      As of the date of this prospectus, we have not engaged any underwriter, broker, dealer or agent in connection with the distribution of subordinated units or common units pursuant to this prospectus by the selling unitholder. In the event an underwriter is engaged in connection with the offering of subordinated units or common units pursuant to this prospectus, discounts and commissions to such underwriter will not exceed 8% of the gross proceeds of any such offering. To the extent required, the number of subordinated units or common units to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling unitholder from the sale of its subordinated units or common units offered by this prospectus will be the sale price of those units, less any commissions, if any, and other expenses of issuance and distribution not borne by us.
      The selling unitholder and any brokers, dealers, agents or underwriters that participate with the selling unitholder in the distribution of subordinated units or common units may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the subordinated units or common units purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.
      We may, if so indicated in the applicable prospectus supplement, agree to indemnify the selling unitholder against certain civil liabilities, including liabilities under the Securities Act.
WHERE YOU CAN FIND MORE INFORMATION
      Natural Resource Partners files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows Natural Resource Partners to incorporate by reference the information we have previously filed with the SEC. This means that Natural Resource Partners can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that Natural Resource Partners files later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering (excluding any information furnished pursuant to Item 7.01 or Item 2.02 on any current report on Form 8-K) are incorporated by reference in this prospectus until the termination of each offering under this prospectus.

•	Quarterly Report on Form 10-Q for the period ended March 31, 2005.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

•	Current Reports on Form 8-K filed January 31, 2005, March 3, 2005, March 31, 2005, June 1, 2005, June 28, 2005, July 12, 2005 and July 20, 2005.

•	The description of the common units contained in the Registration Statement on Form 8-A, initially filed September 27, 2002, and any subsequent amendment thereto filed for the purpose of updating such description.

•	The description of the subordinated units contained in the Registration Statement on Form 8-A, initially filed June 28, 2005, and any subsequent amendment thereto filed for the purpose of updating such description.
      We make available free of charge on or through our Internet website, www.nrplp.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.
      You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Investor Relations Department
Natural Resource Partners L.P.
601 Jefferson, Suite 3600
Houston, Texas 77002
(713) 751-7507
      We intend to furnish or make available to our unitholders within 90 days (or such shorter period as the SEC may prescribe) following the close of our fiscal year end annual reports containing audited financial statements prepared in accordance with generally accepted accounting principles and furnish or make available within 45 days (or such shorter period as the SEC may prescribe) following the close of each fiscal quarter quarterly reports containing unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each of our fiscal years. Our annual report will include a description of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, including the amount paid or accrued to each recipient and the services performed.

FORWARD-LOOKING STATEMENTS
      Some of the information included in this prospectus, any prospectus supplement and the documents we incorporate by reference contain forward-looking statements. These statements use forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “project” or other similar words. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other “forward-looking” information.
      A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. These statements reflect Natural Resource Partners’ current views with respect to future events and are subject to various risks, uncertainties and assumptions.
      Many of such factors are beyond our ability to control or predict. Please read “Risk Factors” for a better understanding of the various risks and uncertainties that could affect our business and impact the forward-looking statements made in this prospectus. Readers are cautioned not to put undue reliance on forward-looking statements.
LEGAL MATTERS
      Certain legal matters in connection with the securities will be passed upon by Vinson & Elkins L.L.P., Houston, Texas, as our counsel. The selling unitholder’s counsel and the underwriters’ own legal counsel will advise them about other issues relating to any offering in which they participate.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, have audited (i) the consolidated financial statements of Natural Resource Partners L.P. and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, (ii) the financial statements of Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, New Gauley Coal Corporation, and Arch Coal Contributed Properties, and (iii) the balance sheet of NRP (GP) LP (Exhibit 99.1), included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
      On April 26, 2002, Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership and New Gauley Coal Corporation dismissed Arthur Andersen LLP as their independent public accountants due to the adverse publicity being experienced by Arthur Andersen LLP and concerns regarding the acceptance of its audits. Ernst & Young LLP was engaged on May 3, 2002 by Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership and New Gauley Coal Corporation to serve as their independent auditors for the three years ended December 31, 2000 and 2001.
      Arthur Andersen LLP’s reports on the financial statements of Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, and New Gauley Coal Corporation for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2001 and 2000 and through April 26, 2002:

•	there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which if not resolved to Arthur Andersen LLP’s satisfaction, would have caused them to make reference to the subject matter in connection with their reports on the financial statements of any of Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, or New Gauley Coal Corporation for such years;

•	there were no reportable events as listed in 304(a)(1)(v) of Regulation S-K; and

•	Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, and New Gauley Coal Corporation did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of Western Pocahontas Properties Limited Partnership, Great Northern Properties Limited Partnership, or New Gauley Coal Corporation or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.	Other Expenses of Issuance and Distribution.
      Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee, and the NYSE listing fee, the amounts set forth below are estimates. We will pay all expenses (other than underwriting discounts and commissions) incurred by the selling unitholder.

Registration fee	$32,925
NASD fee	$28,474
Printing and engraving expenses	$150,000
NYSE listing fee	$47,100
Fees and expenses of our legal counsel	$50,000
Accounting fees and expenses	$100,000
Transfer agent and registrar fees and expenses	$4,000
Miscellaneous	$12,501

Total	$425,000

Item 15.	Indemnification of Directors and Officers.
      The partnership agreement of Natural Resource Partners L.P. provides that it will, to the fullest extent permitted by law, indemnify and advance expenses to the general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner or any Departing Partner, any person who is or was a partner, officer, director, employee, member, agent or trustee of any Group Member (as defined therein), the general partner or any Departing Partner or any affiliate of any Group Member, the general partner or any Departing Partner, or any person who is or was serving at the request of the general partner or any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as a partner, officer, director, employee, member, agent or trustee of another person (“Indemnitees”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee reasonably believed to be in, or (in the case of a person other than the general partner) not opposed to, the best interests of the partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. In addition, each Indemnitee would automatically be entitled to the advancement of expenses in connection with the foregoing indemnification. Any indemnification under these provisions will be only out of the assets of the partnership.
      Natural Resource Partners L.P. is authorized to purchase (or to reimburse the general partner for the costs of) insurance against liabilities asserted against and expenses incurred by the persons described in the paragraphs above in connection with their activities, whether or not they would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. The general partner of Natural Resource Partners L.P. has purchased insurance, the cost of which is reimbursed by Natural Resource Partners L.P., covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries including the operating company and the Subsidiary Guarantors.

      Underwriting agreements entered into in connection with the sale of the securities offered pursuant to this registration statement will provide for indemnification of officers and directors of the general partner, including indemnification against liabilities under the Securities Act. In addition, our partnership agreement provides for indemnification of the selling unitholder, who may be considered “control persons” under the Securities Act, including indemnification against liabilities under the Securities Act.

Item 16.	Exhibits.
      The following documents are filed as exhibits to this registration statement:
INDEX TO EXHIBITS

1	.1*	—	Form of Underwriting Agreement.

3.1		—	Second Amended and Restated Agreement of Limited Partnership of NRP (GP) LP, dated as of December 22, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

3.2		—	Third Amended and Restated Limited Liability Company Agreement of GP Natural Resource Partners LLC, dated as of December 22, 2003 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.1		—	First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of October 17, 2002 (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 2002, File No. 001-31465).

4.2		—	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of December 8, 2003 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.3		—	Amended and Restated Limited Liability Company Agreement of NRP (Operating) LLC, dated as of October 17, 2002 (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K for the year ended December 31, 2002, File Number 001-31465).

4.4		—	Form of Indenture of Natural Resource Partners L.P. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.5		—	Form of Indenture of NRP (Operating) LLC (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.6		—	Note Purchase Agreement dated as of June 19, 2003 among NRP (Operating) LLC and the Purchasers signatory thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed June 23, 2003).

4.7		—	Subsidiary Guarantee of Senior Notes of NRP (Operating) LLC, dated June 19, 2003 (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed June 23, 2003).

4.8		—	Form of Series A Note (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed June 23, 2003).

4.9		—	Form of Series B Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed June 23, 2003).

4.10		—	Form of Series C Note (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed June 23, 2003).

4.11		—	Form of Debt Securities.

4.12		—	Investor Rights Agreement, dated as of December 22, 2003, among FRC-WPP NRP Investment L.P., Natural Resource Partners L.P., NRP (GP) LP and GP Natural Resource Partners LLC. (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.13		—	Amendment No. 1 to Investor Rights Agreement, dated as of June 24, 2005, among FRC-WPP NRP Investment L.P., Natural Resource Partners L.P., NRP (GP) LP and GP Natural Resource Partners LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed June 28, 2005).

5	.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

8	.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

23	.1***	—	Consent of Ernst & Young LLP.

23	.2***	—	Consent of Ernst & Young LLP.

23	.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1).

24	.1**	—	Powers of Attorney.
99.1		—	Audited Balance Sheet of NRP (GP) LP (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2004, File Number 001-31465).

*	To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.

**	Previously filed.

***	Filed herewith.
Item 17.     Undertakings.
      I. Each of the undersigned registrants hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      II. Each undersigned registrant hereby undertakes that:

(a) for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registration pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      III. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of any registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, each of the Registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on August 1, 2005.

NATURAL RESOURCE PARTNERS L.P.

By: NRP (GP) LP,
its General Partner

By: GP NATURAL RESOURCE PARTNERS LLC

By:	*

Name: Corbin J. Robertson, Jr.

Title:	Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on August 1, 2005.

Signature	Title

* Corbin J. Robertson, Jr.	Chief Executive Officer and Director of GP Natural Resource Partners LLC† (Principal Executive Officer)

* Dwight L. Dunlap	Chief Financial Officer and Treasurer of GP Natural Resource Partners LLC (Principal Financial Officer)

* Kenneth Hudson	Controller of GP Natural Resource Partners LLC (Principal Accounting Officer)

* Robert T. Blakely	Director of GP Natural Resource Partners LLC

* David M. Carmichael	Director of GP Natural Resource Partners LLC

* Robert B. Karn III	Director of GP Natural Resource Partners LLC

* Alex T. Krueger	Director of GP Natural Resource Partners LLC

* S. Reed Morian	Director of GP Natural Resource Partners LLC

* W.W. Scott, Jr.	Director of GP Natural Resource Partners LLC

* Stephen P. Smith	Director of GP Natural Resource Partners LLC

By: /s/ Wyatt L. Hogan Wyatt L. Hogan Attorney-in Fact

†	GP Natural Resource Partners LLC is the general partner of NRP (GP) LP, which is the general partner of Natural Resource Partners L.P.

INDEX TO EXHIBITS

1	.1*	—	Form of Underwriting Agreement

3.1		—	Second Amended and Restated Agreement of Limited Partnership of NRP (GP) LP, dated as of December 22, 2003 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

3.2		—	Third Amended and Restated Limited Liability Company Agreement of GP Natural Resource Partners LLC, dated as of December 22, 2003 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.1		—	First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of October 17, 2002 (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 2002, File No. 001-31465).

4.2		—	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of December 8, 2003 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.3		—	Amended and Restated Limited Liability Company Agreement of NRP (Operating) LLC, dated as of October 17, 2002 (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K for the year ended December 31, 2002, File Number 001-31465).

4.4		—	Form of Indenture of Natural Resource Partners L.P. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.5		—	Form of Indenture of NRP (Operating) LLC (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.6		—	Note Purchase Agreement dated as of June 19, 2003 among NRP (Operating) LLC and the Purchasers signatory thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed June 23, 2003).

4.7		—	Subsidiary Guarantee of Senior Notes of NRP (Operating) LLC, dated June 19, 2003 (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed June 23, 2003).

4.8		—	Form of Series A Note (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed June 23, 2003).

4.9		—	Form of Series B Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed June 23, 2003).

4.10		—	Form of Series C Note (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed June 23, 2003).

4.11		—	Form of Debt Securities.

4.12		—	Investor Rights Agreement, dated as of December 22, 2003, among FRC-WPP NRP Investment L.P., Natural Resource Partners L.P., NRP (GP) LP and GP Natural Resource Partners LLC. (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532).

4.13		—	Amendment No. 1 to Investor Rights Agreement, dated as of June 24, 2005, among FRC-WPP NRP Investment L.P., Natural Resource Partners L.P., NRP (GP) LP and GP Natural Resource Partners LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed June 28, 2005).

5	.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

8	.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

23	.1***	—	Consent of Ernst & Young LLP.

23	.2***	—	Consent of Ernst & Young LLP.

23	.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1).

24	.1**	—	Powers of Attorney.
99.1		—	Audited Balance Sheet of NRP (GP) LP (incorporated by reference to Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2004, File Number 001-31465).

*	To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.

**	Previously filed.

***	Filed herewith.